CONFORMED

================================================================================

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                           For the month of April 2006

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X]  Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ]   No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

================================================================================

                          BACHOCO ANNOUNCES DIVIDENDS;
               SHAREHOLDERS APPROVE CREATION OF SINGLE SHARE CLASS

     GUANAJUATO, Mexico, April 27 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. (NYSE: IBA) (BMV: Bachoco UBL) ("Bachoco" or "the Company"), Mexico's leading producer and processor of poultry products, today announced that its Board of Directors, during the Company's Annual Shareholder meeting, held on April 26, 2006, at the Hotel Presidente Intercontinental in Mexico City, approved the payment of dividends during 2006. During the Annual, Extraordinary, and Special Shareholders' meetings held that same day, shareholders approved Bachoco's plan to unify its two share classes.

     The Board set a cash dividend payment of Ps. 1.1796 per unit, or the equivalent of Ps. 0.5898 per share outstanding. Each unit is currently composed of one (1) Series B and one (1) Series L share; one ADS represents six units. Therefore, each ADS will receive a dividend payment of Ps. 7.0776.

     The dividend will be paid in three equal installments of Ps. 0.3932 per unit, equivalent to Ps. 2.3592 per ADS on the following dates in 2006: May 18, July 13 and October 12.

     During the annual meeting, shareholders approved the Company's plan to convert the Series L shares into Series B shares, which have full voting rights. This process was proposed by the Company on March 20 of this year.

     This conversion process includes two steps: separating the UBL units currently trading on the Mexican Exchange into their component L and B shares. The Series L shares would then be converted into Series B shares, thereby creating a single share class, the Series B shares. These shares would trade on the Mexican stock market. The ADS will still consist of twelve underlying shares, but they will all be Series B shares.

     Having received approval, the Company has started the conversion process, seeking to transfer as quickly as possible the benefits to its shareholders.

     Company Description
     Industrias Bachoco S.A. de C.V. -- also referred to in this report as Bachoco or the Company -- was founded by the Robinson Bours family in 1952, in the state of Sonora. Since then, it has grown into the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in seven complexes throughout the country. Its main business lines are chicken, eggs and swine, and it is also an important player in the balanced feed industry in Mexico. The Company's headquarters are based in the city of Celaya, Guanajuato, located in Mexico's central region.

     Industrias Bachoco made an initial public stock offering in September 1997. Its securities are listed and trade on the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) and under the ticker symbol BACHOCOUBL, and on the New York Stock Exchange (NYSE) under the ticker symbol IBA.

     The Company posted net sales of US$1.36 billion for 2005 divided among the Company's four main product lines as follows: 80.1% chicken and chicken-related products, 8.7% table eggs, 7.2% balanced feed, and 4.0% swine and other lines.

     For more information, please visit Bachoco's website at http://www.bachoco.com.mx .

     This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

SOURCE  Industrias Bachoco, S.A. de C.V.
     -0-                             04/27/2006
     /CONTACT: Investors, Daniel Salazar F., CFO, or Claudia Cabrera, IRO, Investor Relations Department, both of Industrias Bachoco,
+011-52-461-61-835-55, or inversionistas@bachoco.net; or in New York, Kevin Kirkeby of The Global Consulting Group, +1-646-284-9416, or kkirkeby@hfgcg.com, for Industrias Bachoco/
     /Web site: http://www.bachoco.com.mx /

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Industrias Bachoco, S.A. de C.V.
                                              (Registrant)

April 27, 2006                                By  /s/ Daniel Salazar Ferrer, CFO